IDEAYA Biosciences, Inc.

7000 Shoreline Court, Suite 350

South San Francisco, California 94080

May 20, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:        Liz Walsh, Staff Attorney

Chris Edwards, Staff Attorney

Jorge Bonilla, Staff Accountant

Mark Rakip, Staff Accountant

Re:	IDEAYA Biosciences, Inc. Registration Statement on Form S-1 (Registration No. 333-231081)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-231081) (the “Registration Statement”) of IDEAYA Biosciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 22, 2019, or as soon as practicable thereafter, or at such other time thereafter as our legal counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043 or Adam H. Whitaker at (650) 470-4865.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

IDEAYA BIOSCIENCES, INC.

By:	/s/ Yujiro Hata
Yujiro Hata President and Chief Executive Officer

CC:	Paul Stone, IDEAYA Biosciences, Inc.
Mark Roeder, Latham & Watkins LLP
Benjamin Potter, Latham & Watkins LLP
Adam H. Whitaker, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP